December 28, 2022

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	PetroChina Company Limited

Form 20-F for Fiscal Year Ended December 31, 2020

Form 20-F for Fiscal Year Ended December 31, 2021

Response dated August 31, 2022

File No. 001-15006

Dear Sir/Madame,

I refer to the further comments set forth in the letter dated October 31, 2022 (the “Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to the annual reports of PetroChina Company Limited (“PetroChina” or the “Company”) on Form 20-F for the fiscal years ended December 31, 2020 and 2021, and the Company’s responses to the comments filed with the Commission on August 31, 2022. Set forth below are the Company’s responses to the comments in the Letter. The numbered paragraphs below correspond to the comments in the Letter, which have been retyped below in bold for your ease of reference.

Form 20-F for Fiscal Year Ended December 31, 2021

Risk Factors

Risks Related to Government Regulation, page 7

1.

We note from your disclosure on page 1 that you exclude Hong Kong and Macau from your definition of “PRC” or “China” for the purpose of your annual report. Please clarify that all the legal and operational risks associated with having operations in the People’s Republic of China also apply to operations in Hong Kong and Macau. In this regard, please ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws. As an example, please further expand the risk factor on page 21 to also provide disclosure related to the enforceability of civil liabilities in Hong Kong and Macau.

Response:

The Company respectfully advises the Staff that its business in the Hong Kong Special Administrative Region (“Hong Kong”) mainly includes oil and gas trading, investment and retail. As it does not have any business in the Macau Special Administrative Region (“Macau”), the Company’s discussion in this letter does not cover Macau.

Over the years, the reference to “China” in the annual reports of the Company on Form 20-F have not covered Hong Kong, Macau and Taiwan. The Company has been advised by King & Wood Mallesons (“KWM”), its external counsel to PRC and Hong Kong laws, that Hong Kong is not subject to those PRC mainland regulations that have an impact on the Company and as discussed under the “Risks Related to Government Regulations” section, including the Chinese economic policies, industry policies, laws and regulations with respect to mining rights, foreign exchange, pricing, taxation, general commercial affairs, anti-monopoly, foreign investment restrictions, data security reviews, etc. Therefore, “Risks Related to Government Regulation” is limited to the discussion of the risks associated with the Company’s exposure to government regulation in the mainland of China, except for the securities regulation of Hong Kong in connection with the Company’s listing of shares on The Stock Exchange of Hong Kong Limited (“HKSE”).

The Company’s business operations in Hong Kong conducted through its Hong Kong entities are subject to Hong Kong laws, regulations and government supervisions in terms of commerce, business, tax, finance, labor, customer personal data protection, etc. The regulatory authorities of the mainland of China do not regulate the business operations of the Company’s Hong Kong entities.

Generally, for a cross-border investment project in a foreign country, Hong Kong, Macau or Taiwan that is pursued by an enterprise in the mainland of China, the mainland enterprise needs to comply with the approval and/or filing requirements of the regulatory authorities in the mainland of China. Once an enterprise obtains the required approvals or completes the required filings, it can legally obtain and use the foreign exchange for that project, set up a local entity (or entities) in the foreign country, Hong Kong, Macau or Taiwan, and conduct business through the local entities. There is no extraterritorial regulation by the mainland regulators over the business activities carried out by such entities incorporated overseas (including Hong Kong, Macau and Taiwan), although the mainland regulators may have an indirect impact on the operations of overseas entities by regulating the domestic controllers of such entities.

As advised by its external PRC counsel, KWM, PRC regulations presently do not require the Company to cease, materially change or limit, in part or in whole, its trading, investment and retail business in Hong Kong, limit the development prospects of such business, nor require the Company not to comply with any law and regulation of Hong Kong, which could have a material adverse effect on the Company’s trading, investment and retail business in Hong Kong and maintaining the listing status on the HKSE. As advised by its external Hong Kong counsel, KWM, the current regulatory environment in Hong Kong has no material adverse effect on the Company’s investment, trading and retail business in Hong Kong or maintaining a listing status on the HKSE. Based on the foregoing, the Company submits that it is not necessary to separately disclose a risk factor relating to the Hong Kong laws and regulations in the Risk Factor section of its 20-F.

In response to the Staff’s comment on expanding the risk factor on page 21 to also provide disclosure related to the enforceability of civil liabilities in Hong Kong, the Company would amend the “Risks Related to the Enforceability of Securities Law Liabilities against Our Officers and Directors” in its future 20-Fs as follows:

“Risks Related to the Enforceability of Securities Law Liabilities against Our Officers and Directors

PRC laws and regulations have their foundation in written laws, and PRC laws, regulations and legal requirements dealing with economic matters continue to evolve. PRC laws and regulations are different in certain material areas such as legislation, judicial system, and enforcement from those in the United States and other common law jurisdictions. Because of the non-binding nature of prior court decisions in China, the enforcement of laws, regulations and legal requirements involve some degree of uncertainty. Given that the PRC laws and regulations with respect to companies, securities and litigation are different in certain important aspects from those in the United States and other common law jurisdictions, and most of our assets are located in the PRC and most of our directors and substantially all of our executive officers reside in the PRC, it may be difficult for our shareholders (including investors of our ADSs) to enforce any judgments against our assets or the assets of our directors and officers located in China in an event that they believe their rights have been infringed and even if they successfully bring an action against us or our directors and officers and they are successful in an action of this kind.

The ability of U.S. government agencies, such as the U.S. Securities and Exchange Commission, or the SEC, and the U.S. Department of Justice, or the DOJ, to investigate and bring enforcement actions against us may be constrained by the PRC laws. For example, the securities regulators of the U.S. cannot directly enter into China to carry out investigations and collect evidence, but need to resort to the regulatory cooperation channels with the regulatory authorities in China, and the DOJ can only conduct investigations through bilateral judicial assistance channels with the PRC judicial authorities. According to Article 177 of the PRC Securities Law, the securities regulatory authority under the State Council of China may establish a supervision and administration cooperation mechanism with the securities regulatory authorities of other countries or regions for cross-border securities supervision and administration, and no foreign securities regulator is allowed to directly conduct investigations or evidence collection activities within the territory of China. Without the consent of the securities regulatory department of the State Council and other competent authorities under the State Council, no organization or individual may provide documents or materials relating to securities business activities to overseas parties.

Where an effective civil judgment or ruling of a foreign court requires recognition and enforcement by a court in China, a party may apply directly to a court in China which has the jurisdiction or apply to the foreign court for the foreign court to request recognition and enforcement by a court in China according to the treaty concluded or acceded to by China with the home country of the party or under the principle of reciprocity. After examining an application or request, if the court deems that the judgment or ruling does not violate the basic principles of the laws of China and the sovereignty, national security and public interest of China, the court shall issue a ruling to recognize the legal validity of the judgment or ruling and issue an order for enforcement as needed to enforce the judgment or ruling. If the court deems that the judgment or ruling violates the basic principles of the laws of China or the sovereignty, national security or public interest of China, the court will not grant recognition and enforcement. Where an arbitration award of a foreign arbitral tribunal requires recognition and enforcement by a court in China, a party shall apply directly to the court at the place of domicile of the party against whom enforcement is sought or at the place where the property of that party is located, and the court shall process the application in accordance with the treaty concluded or acceded to by China or under the principle of reciprocity.

Civil judgments of U.S. courts cannot be directly enforced in Hong Kong either. At present, there are no treaties or other arrangements between the U.S. and Hong Kong for reciprocal enforcement of foreign judgments. However, common law permits an action to be brought upon a foreign judgment. Because a judgment can be regarded as creating a debt between the parties, the foreign judgment itself may form the basis of the cause of action. To enforce a foreign judgment in Hong Kong, a common law action for debt must be brought and the enforcement of a foreign judgment in Hong Kong is subject to a number of conditions, including but not limited to: (a) the foreign judgment is a final judgment on the merits of the case; (b) the judgment is a judgment on liquidated damages in a civil action and not on taxes, fines, or similar complaints; (c) the proceedings in which the judgment was obtained were not contrary to natural justice; and (d) that the enforcement of the judgment is not contrary to the public policy of Hong Kong. In addition, there is a six-year limitation period from the date of the foreign judgment to commence enforcement proceedings under common law in Hong Kong. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, fraud, or inconsistency of any previous judgment of a Hong Kong court or a foreign judgment recognized in Hong Kong.

As a result of the reasons including but not limited to the foregoing, our foreign public shareholders may have difficulty and face uncertainties in protecting their interests through actions against our company, directors, officers or our majority shareholder. Shareholder protection through actions initiated by the SEC, DOJ and other U.S. government agencies may also be limited. ”

2.

Please further expand your disclosure to address how regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have impacted or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response:

The Company respectfully advises the Staff that the Company has been advised by KWM that as the PRC government’s regulations on data security and anti-monopoly are not appliable to Hong Kong, such regulations do not impact the Company’s ability to conduct its business in Hong Kong, accept foreign investments or list on a U.S. or other foreign exchange.

3.

Please further expand your disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts the company’s business and the offering and to what extent the company believes that it is compliant with the regulations or policies that have been issued.

Response:

The Company respectfully advises the Staff that personal information is protected under Hong Kong law. The Company operates more than a dozen gas stations in Hong Kong via its subsidiary incorporated in Hong Kong, and the provision of gas station services involves the collection and use of customers’ personal data for processing customers’ application for fuel cards and providing them with various gas station services. The Hong Kong subsidiary of the Company strictly implements the Personal Data (Privacy) Ordinance of Hong Kong (“PDPO”) in terms of the purpose of information collection, the method of collection, the method of retention and the retention period, use of the information and others. When a customer of the Hong Kong subsidiary applies for a fuel card, the Hong Kong subsidiary provides the customer with a notice to customers relating to PDPO, which includes, (a) obtaining consent to the collection and use of the customer’s personal data, (b) explaining to the customer the purpose for which it collects, and (c) explaining to customers their rights to access or correct personal data, etc. Upon receipt of personal data provided by a customer, the Hong Kong subsidiary will check and store the relevant personal data in a place with strict security or on a server system with security measures such as firewalls. The server system is managed by the Hong Kong subsidiary itself, and the relevant personal data will only be accessible and archived by authorized employees. The personal data collected by the Company will only be used for fuel cards and gas station services, and if it is intended for other purposes, the Hong Kong subsidiary will notify the relevant customer in advance and obtain his/her written consent. The original personal data collected by the Hong Kong subsidiary will be destroyed after the expiration of the prescribed retention period. The Hong Kong subsidiary’s personal data collection policy is also available on its website for the public’s reference. If the Hong Kong subsidiary violates the provisions of the PDPO, it may be subject to fines and/or other penalties. The Company does not believe that its business in Hong Kong and its ability to list on the U.S. and other exchanges will be affected by the requirement to comply with the PDPO. Considering that its gas station business in Hong Kong accounts for a very low proportion of its overall business and the risks posed by the PDPO are low, the Company believes that there is no need to include this in the risk factor disclosure in its 20-F.

4.

We note from your response to prior comment 4 that you will add risk factor disclosure under the heading of ‘Cash and Asset Flows within Our Organization,’ and that this risk factor disclosure addresses payment of dividends to your shareholders. We further note disclosure indicating that the PRC withholding tax rate is 10% for non-resident enterprise shareholders and that there are different rates for natural person shareholders depending upon the applicability of tax agreements between home jurisdictions and China. Please expand this risk factor disclosure to provide a more thorough explanation about China’s Enterprise Tax Law (“EIT Law”). We note related disclosure beginning on page 103 under the heading ‘Dividends and Foreign Enterprises.’

Response:

The Company respectfully advises the Staff that, in response to this comment of the Staff, the Company would amend the second paragraph of “Cash and Asset Flows within Our Organization” regarding withholding tax on dividends payable to non-resident shareholders as follows. In addition, there is detailed disclosure on PRC withholding tax on dividends paid to non-resident enterprises and individuals and preferential treatments under tax treaties under “Item 10 — Additional Information — Taxation” on page 103-104 and under “Item 8 — Financial Information — Dividend Policy” on page 95-97 of the 20-F for 2021.

“Since our shares were listed on the HKSE and the NYSE in 2000, we have distributed dividends to our shareholders (including our ADS holders) twice a year. When paying dividends to our non-PRC resident shareholders, we are obliged to withhold and pay tax on the dividends according to the Enterprise Income Tax Law of the People’s Republic of China (the “EIT Law”), the Individual Income Tax Law of the People’s Republic of China (the “IIT Law”), the implementing regulations of the EIT Law and the IIT law, the rules and interpretations of the State Taxation Administration (the “STA”), the tax treaties or arrangements signed between China and foreign countries or Hong Kong and Macau. At present, we withhold and pay income tax for all shareholders of non-resident enterprises at the rate of 10%, as provided under Article 91 of the Implementation Regulation of the EIT Law. All the withholding tax rates discussed in this paragraph are based on the gross amount of dividends pursuant to the relevant tax laws. If any shareholder as a non-resident enterprise meets the conditions for a more preferential tax rate under any tax treaty, it may submit supporting documents such as a tax form and beneficial owner’s certificate to us in accordance with the Administrative Measures for Non-Resident Taxpayers Enjoying Treaty Treatment which has been implemented by the STA since January 1, 2020. Once we receive complete supporting document, we will submit the same to the tax authorities for their retention and we will apply the applicable preferential tax rate for the shareholder. We withhold and pay personal income tax at a rate of 10% for non-resident individual shareholders who are residents of Hong Kong, Macau and other countries with which China has signed tax treaties which provide a 10% tax rate. If any non-resident individual shareholder whose home country has a tax treaty with China that provide a tax rate lower than 10%, he/she needs to submit the tax form and beneficiary certificate to us, and we will submit the same to the tax authority for retention and we will apply the preferential tax rate for the shareholder. If a non-resident individual shareholder whose home country has a tax treaty with China providing a tax rate higher than 10% and less than 20%, we will withhold tax at the agreed effective tax rate. If the non-resident individual shareholder whose home country does not have any tax agreement with China or whose home country has a tax treaty with China providing a rate of 20% or otherwise, we will withhold the tax at 20%. For more details of income tax on dividends of non-resident shareholders, please refer to “Item 10 — Additional Information — Taxation” and “Item 8 — Financial Information — Dividend Policy”. Please note that our discussion of tax law is not intended to and should not be construed as providing legal or tax advice to any particular investor. We urge you to consult your tax advisor.

Prior to paying dividends or other distributions to us, our subsidiaries will pay taxes in accordance with applicable tax laws and regulations of China or the jurisdictions in which they operate. The statutory rate of enterprise income tax in China is 25% on taxable income, and enterprises that meet certain conditions can enjoy preferential treatment. In 2021, we paid approximately RMB39,866 million in the aggregate to our shareholders for the dividends for the second half of 2020 and the first half of 2021, which included approximately RMB3,868 million paid to the holders of our H Shares (including ADSs) after withholding and paying the PRC withholding tax of approximately RMB430 million. See “Item 5 — Operating and Financial Review and Prospects—Liquidity and Capital Resources”, “Item 8 — Financial Information —Dividend Policy”, “Item 10 — Additional Information — Taxation”, “Item 10 — Memorandum and Articles of Association — Dividends”, the financial statements and Note 12.”

5.

In addition to the above, please provide risk factor disclosure about the arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to taxes on Income which took effect in the PRC on January 1, 2007, if applicable.

Response:

The Company respectfully advises the Staff that, at present, the Company does not believe it is exposed to the risks related to the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (the “Mainland-Hong Kong Tax Arrangement”), which came into effect on January 1, 2007. According to the Mainland-Hong Kong Tax Arrangement, where a qualified Hong Kong resident, being a company and the beneficial owner of the dividends payable by a company in the mainland of China, directly owns at least 25% of the capital of the company which directly pays the dividends, the tax to be withheld by the company in the mainland of China is at the rate 5% of the gross amount of the dividends; in any other case, the tax rate is 10%. Since China National Petroleum Corporation, the parent company of the Company, holds more than 80% of the shares of the Company, no other Hong Kong resident can own at least 25% of the capital of the Company, and therefore no Hong Kong resident can enjoy the tax rate of 5%.

6.

Please further revise your risk factors to disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer your ADSs to foreign investors. Definitively state whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

If you relied on the advice of counsel in making these determinations, please revise to identify counsel. If you did not consult counsel in making these determinations, please revise to provide your basis for your conclusions.

Response:

The Company respectfully advises the Staff that although the Company has made disclosure in “Item 3 — Risk Factors — Risks Related to Government Regulation” and “Item 4 — Company Information — Regulatory Matters”, in response to the Staff’s comment, the Company intends to add a new paragraph in its future 20-F to summarize the major government permissions or approvals that the Company is required to obtain and the status. The proposed additions are as follows:

“We have been advised by King & Wood Mallesons (“KWM”), our external counsel, that we have obtained the necessary permissions and approvals from the Chinese governmental authorities in all material aspects for operating our principal business in China, including but not limited to the exploration licenses, exploitation licenses, refined oil operation licenses, ecological and environmental protection and other permissions in relation to our business operations; and we have obtained all requisite approvals for offering our H Shares and ADSs in 2000 including but not limited to the approval from the China Securities Regulatory Commission (“CSRC”). As advised by KMW, our current principal business operation in China and listing status on the Shanghai Stock Exchange (“SSE”) and The Stock Exchange of Hong Kong Limited (“HKSE”) do not involve extra material approvals of the Chinese government; and neither the currently valid rules and interpretations of the CSRC, the Cyberspace Administration of China (“CAC”) nor other government agencies require us to obtain any additional approvals. No permissions or licenses requisite for maintaining our main business operations in China and our listing status on the SSE and HKSE have been denied. Please note that we have delisted from the NYSE and our ADR program has been terminated. However, there is no assurance that we can obtain the permissions from the government for any new project and new offering in the future. If we or our subsidiaries (i) fail to receive or maintain the required permissions or approvals as set forth above, or (ii) inadvertently determine that such permissions or approvals are not required, we or our subsidiaries may be subject to administrative penalties, including fines, rectification, etc., which may result in fluctuations in our stock price and bring loss to our investors. In the future, if any applicable law, regulation or legal interpretation changes and we are required to obtain any other permission or approval, such as in relation to data security associated with overseas listing or security review in relation to outbound transmission of data, if we cannot obtain such permission or fail to pass any security review, we may be ordered to make rectifications for protection of critical information infrastructure data, or for protection of the personal data of our individual customers of our online retail business, and if after such rectification, we still fail to meet the requirements of the CAC, such situation may cause an impact on our listing status on the HKSE and may also hinder any potential listing on other foreign exchanges.”

If you have any questions about this request, please contact me or Mr. Wei Fang (hko@petrochina.com.hk; Phone number: +852.2899.2010; Fax: +852.2899.2390).

Very truly yours,

/s/ WANG Hua
Name:	WANG Hua
Title:	CFO and Secretary to Board of Directors

Cc: By email

WEI Fang

Authorized Representative

PetroChina Co., Ltd.

Kyungwon (Won) Lee

Partner

Shearman & Sterling LLP

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